[NATIONAL SECURITY LIFE AND ANNUITY LETTERHEAD]
June 10, 2010
VIA EDGAR
Ms. Rebecca Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	National Security Variable Account N NScore Xtra II VA Contract (SEC File Nos. 333-164074; 811-10619)
Dear Ms. Marquigny:
     This letter responds, on behalf of National Security Life and Annuity Company (the “Company”) and its National Security Variable Account N (the “Separate Account”), to the comments of the staff of the Securities and Exchange Commission (“Commission”) received via telephone June 8, 2010 with respect to the above-referenced registration statement filed on Form N-4 (the “Registration Statement”). A Pre-effective Amendment to the Registration Statement was filed with the Commission on May 19, 2010. Comments were received by the staff of the Commission on June 3, 2010 to which the Company filed a response via a correspondence filing on June 8, 2010. Subsequent comments were received on June 8, 2010 and the Company’s responses to the staff’s comments are set forth below. Capitalized terms have the meanings given them in the Registration Statements. The Company will file any changes to the Registration Statement in a Pre-effective amendment to the Registration Statement. In addition, the Company and its affiliated company, The Ohio National Life Insurance Company, agree to make changes to the registration statements listed in Appendix B via a Pre-effective Amendment filing to each registration statement.
     Comment 1. Cover Page Disclosure. The disclosure which states: “[a]ny changes made to your contract any endorsements, rider or specification pages, as permitted by state law, must be approved by the President, Vice President or Secretary of National Security Life and Annuity Company (“National Security”) and prior notice must be provided to you of the applicable change” should be removed from the Cover Page disclosure. If the disclosure is necessary, please move to a more appropriate section and add additional context as to when the changes to the contract can be made.
     Response: The sentence stated above has been deleted from the Cover Page. A new section has been added to the prospectus entitled “Changes to Your Contract.” Please see Appendix A attached which shows the amended Cover Page as well as the proposed new section.

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     Thank you for your consideration of this matter. Please contact me at 513.794.6278 or Heather Harker at Dykema Gossett PLLC at 202.906.8649 should you have any questions.
Very truly yours,
National Security Life and Annuity Company
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel

Cc:	Heather C. Harker Dykema Gossett PLLC